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                                   MEMORANDUM

VIA EDGAR AND OVERNIGHT DELIVERY

For Commission Use Only

Re:      North Pointe Holdings Corporation
         Registration Statement on Form S-1
         File Number 333-122220

         This memorandum sets forth the response of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant") to the letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated February 16, 2005, with respect to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). For your convenience, each of the Staff's comments is set forth below and followed by the response of the Registrant. Unless otherwise indicated, all section and page references in such responses are to the prospectus included as part of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which was filed by the Registrant on March 29, 2005. Enclosed herewith are one clean copy and two marked copies (showing the changes that were made from the original Registration Statement filed on January 21, 2005) of Amendment No. 1.

         Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions regarding the responses or the Registration Statement.

FORM S-1

GENERAL

1. PLEASE PROVIDE US PROOFS OF ALL GRAPHIC, VISUAL, OR PHOTOGRAPHIC INFORMATION YOU WILL PROVIDE IN THE PRINTED PROSPECTUS PRIOR TO ITS USE, FOR EXAMPLE IN A PRELIMINARY PROSPECTUS. PLEASE NOTE WE MAY HAVE COMMENTS REGARDING THESE MATERIALS.

         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that all graphic, visual or photographic information to be included in the printed prospectus was included in the prospectus filed as part of the Registration Statement on January 21, 2005. In addition, the Registrant is supplementally providing the Staff with proofs thereof.

2. PLEASE COMPLETE ALL OF THE NON-PRICING BLANK SECTIONS OF YOUR FILING PRIOR TO FILING YOUR NEXT AMENDMENT.

         RESPONSE: All blanks contained in the Registration Statement have been completed in Amendment No. 1, except to the extent that the relevant information, e.g., pricing information, is not yet available.

3. PLEASE NOTE THAT WHEN YOU FILE A PRE-EFFECTIVE AMENDMENT CONTAINING PRICING-RELATED INFORMATION, WE MAY HAVE ADDITIONAL COMMENTS. AS YOU ARE LIKELY AWARE, YOU MUST FILE THIS AMENDMENT PRIOR TO CIRCULATING THE PROSPECTUS.


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         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that the Registrant is aware that it must file a pre-effective amendment containing pricing-related information prior to circulating the prospectus and that the Staff may have additional comments upon the filing of such pre-effective amendment.

4. PLEASE NOTE THAT WHEN YOU FILE A PRE-EFFECTIVE AMENDMENT THAT INCLUDES YOUR PRICE RANGE, IT MUST BE BONA FIDE. WE INTERPRET THIS TO MEAN THAT YOUR RANGE MAY NOT EXCEED $2 IF YOU PRICE BELOW $20 AND 10% IF YOU PRICE ABOVE $20.

         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that it understands that the pricing range to be included as part of a pre-effective amendment must be bona fide, i.e., that the price range must not exceed $2 if the range is below $20 or 10% of the maximum offering price if the range is above $20.

5. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT COMPLETE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

         RESPONSE: The Registrant respectfully advises the Staff that it understands the intent of the Staff in providing examples and has attempted to make appropriate changes in the Amendment in accordance with the Staff's comment.

TABLE OF CONTENTS

6. YOU SHOULD RETAIN ONLY THE TABLE OF CONTENTS ON THIS PAGE. ALL OTHER INFORMATION SHOULD BE DISCLOSED AFTER THE RISK FACTORS SECTION.

         RESPONSE: In response to the Staff's comment, the other information previously included on the Table of Contents page has been deleted from this page and, to the extent deemed necessary, included as part of the introductory paragraph to the section captioned "Summary" on page 1 of the prospectus.

PROSPECTUS SUMMARY, PAGE 1

7. IN THE FIRST SENTENCE OF THE PARAGRAPH YOU INDICATE THAT THE SUMMARY "PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER." IF YOU RETAIN THIS STATEMENT, PLEASE REVISE IT TO INDICATE HOW YOU CHOSE THE INFORMATION YOU INCLUDED HERE. PLEASE REFER TO ITEM 503(a) OF REGULATION S-K.

         RESPONSE: In response to the Staff's comment, the first sentence of the introductory paragraph to the "Summary" section on page 1 of the prospectus has been deleted and the next two sentences of the paragraph have been substantially revised.

8. YOUR SUMMARY DOES NOT PRESENT A BALANCED VIEW OF YOUR BUSINESS. CURRENTLY, YOUR SUMMARY IS A DETAILED DISCUSSION OF ONLY THE POSITIVE ASPECTS OF YOUR COMPANY'S BUSINESS AND PRODUCTS. PLEASE REVISE THE SUMMARY TO PRESENT A BALANCED PICTURE.

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         PLEASE ALSO NOTE THAT THE BALANCING DISCLOSURE YOU PROVIDE SHOULD BE NO
         LESS PROMINENT THAN YOUR POSITIVE DISCLOSURE. THIS MEANS THAT YOU
         CANNOT SATISFY THE COMMENT BY MERELY PROVIDING A CROSS-REFERENCE TO THE RISK FACTORS SECTION.

         RESPONSE: In response to the Staff's comment, the Registrant has added disclosure under the subheading "Our Challenges" in the Summary section on pages 3 and 4 to provide a more balanced review of its business. The Registrant has also added a sentence referring the reader to the "Risk Factors" section of the prospectus.

9. PLEASE PROVIDE US WITH A MARKED COPY OF THE A.M. BEST COMPANY REPORT SUPPORTING YOUR STATEMENT REGARDING YOUR AVERAGE STATUTORY LOSS RATIO.

         RESPONSE: The Registrant is supplementally providing the Staff with a marked copy of the relevant A.M. Best Company report in response to the comment.

10. AS YOU HAVE CHOSEN TO INCLUDE A SUMMARY OF YOUR STRATEGY, PLEASE REVISE TO INCLUDE A DISCUSSION OF THE RISKS AND OBSTACLES YOU MUST ADDRESS IN IMPLEMENTING THIS STRATEGY.

         RESPONSE: In response to the Staff's comment, the Registrant has added a subsection to the Summary captioned "Our Challenges" on pages 3 and 4 of the prospectus, which added disclosure includes a sentence referring the reader to the "Risk Factors" section of the prospectus.

RISK FACTORS

11. PLEASE REVISE THE RISK FACTORS WHERE APPROPRIATE TO REPLACE GENERIC LANGUAGE WITH SPECIFIC DISCLOSURE OF EXACTLY HOW THESE RISKS HAVE AFFECTED AND WILL AFFECT YOUR OPERATIONS, FINANCIAL CONDITION OR BUSINESS, AND IF PRACTICABLE TO QUANTIFY, THE SPECIFIC AND IMMEDIATE EFFECTS TO INVESTORS OF EACH RISK THAT YOU HAVE IDENTIFIED. FOR EXAMPLE, YOU USE GENERAL PHRASES SUCH AS "MATERIALLY ADVERSELY AFFECTED" THROUGHOUT THE RISK FACTOR SECTION. THESE GENERIC PHRASES ARE SUBJECT TO VARYING INTERPRETATIONS AND, THEREFORE, DO NOT ADEQUATELY EXPLAIN THE RISK OR CONCERN TO WHICH YOU REFER.

         RESPONSE: In response to the Staff's comment, the Registrant has revised various of the risk factors included on pages 10 through 21 of the prospectus to describe, to the extent reasonably feasible, how these risks have affected the Registrant in the past and how they may affect the Registrant in the future. In certain instances, however, the Registrant does not believe it can either determine with specificity the past impact of these risks on the Registrant or forecast with specificity how these risks may impact the Registrant's operations, financial condition or business in the future. In such cases, the applicable risk factors have not been revised in response to this comment.

WE DEPEND UPON OUR NETWORK OF INDEPENDENT AGENTS FOR REVENUES AND
MARKET .... PAGE 9

12. TO THE EXTENT THE COMPANY HAS EXPERIENCED DIFFICULTIES IN RECRUITING OR HIRING QUALIFIED INDEPENDENT INSURANCE BROKERS, REVISE TO DISCUSS THESE DIFFICULTIES.



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         RESPONSE: To date, the Registrant has not experienced material difficulties in recruiting or hiring qualified independent insurance brokers or agents. The Registrant believes that it may confront this risk in the future, however, given the competitive dynamics of the insurance industry and the stated desire of the Registrant to expand its agency force. Thus, the Registrant has left this risk factor unchanged (except for deleting the last paragraph, and creating a new risk factor, in response to the Staff's Comment Nos. 15 and 30).

         We note the Staff's use of the term "insurance broker" rather than "insurance agent" in this and several other of the Staff's comments. For purposes of clarification, within the insurance industry an insurance agent is regarded as acting as an insurance company's representative, whereas an insurance broker is regarded as acting as the representative of the insured. Thus, insurance agents and insurance brokers may have differing duties to an insurance company and its insureds. We note that the Registrant only does business through insurance agents, not insurance brokers. Consequently, whenever a comment of the Staff references insurance brokers, we have addressed the comment as if the reference is instead to insurance agents.

13. PLEASE PROVIDE SUPPLEMENTALLY, THE IDENTITY OF ANY BROKERS WHO PROVIDE IN EXCESS OF 5% OF YOUR TOTAL PREMIUMS, OR IN THE ALTERNATIVE, THE TOP FIVE AGENTS THAT PRODUCED MORE THAN 17% OF YOUR GROSS PREMIUMS IN 2003. IF AVAILABLE, PLEASE INCLUDE SIMILAR INFORMATION FOR 2004. ALSO, PLEASE TELL US WHETHER ANY OF THESE BROKERS HAS ADVISED YOU THAT THEY WILL BE IMPLEMENTING A CHANGE IN THEIR FEE ARRANGEMENTS WITH YOU.

         RESPONSE: In response to the first two sentences of the Staff's comment, the Registrant is supplementally providing the Staff with the requested information for both 2003 and 2004. In addition, the Registrant has updated the relevant prospectus disclosure on page 11 to reflect the percentage of its gross premiums produced by its top five agents in 2004. In response to the third and final sentence of the Staff's comment, the Registrant respectfully confirms that it has not been advised by any of its top five agents that such agent will be implementing a change in its fee arrangements with the Registrant.

14. WE NOTE THAT A CERTAIN PORTION OF YOUR BUSINESS IS CONCENTRATED WITH A RELATIVELY FEW AGENTS. WE ALSO NOTE THE DISCONTINUATION OF CONTINGENT COMMISSION ARRANGEMENTS COULD AFFECT YOUR RELATIONSHIP WITH CERTAIN INDEPENDENT AGENTS. PLEASE EXPAND THE DISCUSSION TO QUANTIFY THE EXTENT TO WHICH YOU CURRENTLY HAVE A CONCENTRATION OF BUSINESS WITH AGENTS WHO PREVIOUSLY RECEIVED CONTINGENT COMMISSIONS.

         RESPONSE: In response to this comment, the Registrant hereby respectfully informs the Staff that, since the filing of the Registration Statement, the Registrant has determined to reinstate its contingent commission arrangement with its independent agents in Florida effective January 1, 2005. The Registrant believes that it must continue its contingent commission arrangement with these agents for competitive reasons, since, to the Registrant's knowledge, none of its competitors in that market have ceased paying agents contingent commissions. Accordingly, the Registrant has deleted the last paragraph of this risk factor on page 11 of the prospectus and inserted a new risk factor on page 18 of the prospectus describing the risks associated with the continuation of its contingent commission program.



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15.      PLEASE EXPAND THE DISCUSSION TO PROVIDE ADDITIONAL INFORMATION
         CONCERNING "THE GENERAL UNCERTAINTY IN THE INSURANCE INDUSTRY REGARDING
         CONTINGENT COMMISSION ARRANGEMENTS...." PLEASE CONSIDER THE NEED FOR AN
         ADDITIONAL RISK FACTOR TO DISCUSS ANY MATERIAL RISK YOU FACE AS A RESULT OF THIS UNCERTAINTY.

         RESPONSE: In response to the Staff's comment, the Registrant has inserted a new risk factor on page 18 of the prospectus describing the risks associated with contingent commission arrangements.

IMPLEMENTATION OF OUR GROWTH STRATEGIES IS SUBJECT TO NUMEROUS RISKS ....
PAGE 11

16. TO THE EXTENT THE RISKS IDENTIFIED IN THE BULLET POINTS HAS MATERIALLY AFFECTED YOUR BUSINESS IN THE PAST, PLEASE DISCUSS THE SITUATION AND ITS ACTUAL OR EXPECTED CONSEQUENCES.

         RESPONSE: In response to the Staff's comment, the Registrant has added language to several bullet points of the risk factor regarding comprehensive regulation appearing on page 15 of the prospectus. The Registrant believes this is the appropriate place to insert such disclosure.

SEVERE WEATHER CONDITIONS AND OTHER CATASTROPHES MAY RESULT IN AN INCREASE ....
PAGE 11

17. PLEASE REVISE TO DESCRIBE HOW UNFAVORABLE BUSINESS OR ECONOMIC CONDITIONS HAVE IMPACTED YOUR BUSINESS IN THE PAST. TO THE EXTENT PRACTICABLE, PLEASE QUANTIFY FOR EXAMPLE, CLAIMS RESULTING FROM HURRICANES, WINDSTORMS, EARTHQUAKES, ETC.

         RESPONSE: In response to the Staff's comment, the Registrant has inserted a sentence in this risk factor on page 12 to reflect the effect on the Registrant's financial results from several hurricanes impacting Florida in the third quarter of 2004.

OUR BUSINESS IS CYCLICAL WHICH AFFECTS OUR FINANCIAL PERFORMANCE .... PAGE 12

18. PLEASE REVISE TO DESCRIBE THE CURRENT PHASE IN THE CYCLE AND HOW IT IS AFFECTING YOUR OPERATIONS AND PROFITABILITY. COMPARE CURRENT CONDITIONS WITH CONDITIONS PREVIOUSLY. IF YOU BELIEVE YOUR PROFITABILITY HAS IN THE PAST BEEN ADVERSELY AFFECTED BY NEGATIVE DEVELOPMENTS AND CYCLICAL CHANGES IN THE INDUSTRY, PLEASE PROVIDE APPROPRIATE DISCLOSURE.

         RESPONSE: In 2001, the property and casualty insurance industry began experiencing an increasingly hard market. While the Registrant believes that there may have been a softening of the market in recent months, it is uncertain as to how best to describe the current phase of the cycle. Given this uncertainty, the Registrant does not believe it would be advisable to include a description of the current phase of the cycle in the prospectus, especially in a risk factor. Thus, the applicable risk factor has not been revised in light of this comment.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO RECRUIT ADDITIONAL QUALIFIED ....
PAGE 12

19. WE NOTE YOUR DEPENDENCE ON QUALIFIED PERSONNEL. PLEASE DISCUSS ANY MATERIAL DIFFICULTIES YOU HAVE HAD IN ATTRACTING, TRAINING, OR RETAINING QUALIFIED PERSONNEL.



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         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that, to date, the Registrant has not experienced material difficulties in attracting, training or retaining qualified personnel. The Registrant does not believe, however, that it would be appropriate to qualify the risk factor by inserting a statement to this effect. Consequently, this risk factor remains unchanged.

20. PLEASE STATE WHETHER ANY OF THE INDIVIDUALS YOU NAME HAS PLANS TO RETIRE OR LEAVE THE COMPANY FOR ANY REASON IN THE NEAR FUTURE.

         RESPONSE: In response to this comment, the Registrant hereby supplementally informs the Staff that neither James G. Petcoff nor B. Matthew Petcoff has advised the Registrant of any plans to retire or leave the Registrant in the foreseeable future. Given that circumstances are subject to change, however, the Registrant does not believe it would be appropriate to include a statement to such effect in this risk factor.

AS A HOLDING COMPANY, WE DEPEND ON PAYMENTS .... PAGE 13

21. PLEASE REVISE THE SUBHEADING TO ENSURE IT REFLECTS THE RISK YOU DESCRIBE IN THE TEXT.

         RESPONSE: In response to the Staff's comment, the relevant risk factor has been subdivided into two separate risk factors so that the referenced subheading now appearing on page 14 better reflects the risks described in the accompanying text.

WE ARE SUBJECT TO COMPREHENSIVE REGULATION THAT MAY RESTRICT .... PAGE 14

22. AS CURRENTLY WRITTEN, THIS RISK FACTOR IS LONG, CUMBERSOME, AND DIFFICULT TO READ. PLEASE REVISE TO SHORTEN THIS RISK FACTOR, YOU MAY CONSIDER BREAKING IT UP AS APPROPRIATE TO MAKE TWO SEPARATE RISK FACTORS.

         RESPONSE: In response to the Staff's comment, this risk factor has been broken up into two separate risk factors appearing on pages 15 and 16 of the prospectus, and the language of each risk factor has been revised in an attempt to make it less cumbersome and difficult to read.

A REDUCTION IN OUR INSURANCE COMPANY SUBSIDIARIES' A.M. BEST FINANCIAL STRENGTH
..... PAGE 15

23. PLEASE DISCUSS IF THE COMPANY HAS RECEIVED ANY COMMUNICATIONS FROM A.M. BEST RELATED TO WHETHER YOUR INSURANCE SUBSIDIARIES MAY BE DOWNGRADED OR ON A CREDIT WATCH FOR POSSIBLE DOWNGRADING.

         RESPONSE: In response to the Staff's comment, the Registrant supplementally advises the Staff that the most recent communication it received from A.M. Best in relation to a possible change in the Registrant's rating was in September 2004. This communication indicated that the Registrant's North Pointe Insurance Company subsidiary was on a positive watch for possible upgrading. The last communication the Registrant received from AM Best in relation to a possible downgrading occurred in December 2000. This communication related primarily to financial difficulties at Queensway Financial Holdings Limited, the then ultimate parent of the Registrant's insurance company subsidiaries, rather than the financial performance of the



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Registrant's insurance company subsidiaries themselves. The Registrant does not believe it would be appropriate to revise the relevant risk factor to include such positive disclosure and, therefore, this risk factor remains unchanged.

IF MARKET CONDITIONS CAUSE REINSURANCE TO BE MORE COSTLY OR UNAVAILABLE WE
MAY .... PAGE 16

24. PLEASE DISCLOSE WHAT PERCENTAGE OF YOUR BUSINESS YOU REINSURE. IF 100% OF YOUR POLICIES ARE REINSURED, SO STATE.

         RESPONSE: In response to Staff's comment, the Registrant has revised the first sentence of this risk factor on page 17 to disclose that 100% of its insurance business (subject to applicable retentions and limits) is reinsured through one or more types of reinsurance coverage.

25. PLEASE EXPAND TO DISCUSS WHAT THE COMPANY WOULD DO IN THE EVENT THAT A REINSURER CANCELS ITS PARTICIPATION ON NEW BUSINESS. FOR EXAMPLE, APPROXIMATELY HOW MANY COMPANIES COULD PROVIDE YOU WITH REINSURANCE SERVICES IN THE VOLUME YOU REQUIRE? DISCLOSE THE DIFFICULTIES YOU WOULD LIKELY ENCOUNTER IN FINDING AND NEGOTIATING AN AGREEMENT FOR REINSURANCE FROM ANOTHER SOURCE. YOUR MAY CONSIDER INCLUDING THIS DISCUSSION AS A SEPARATE STAND-ALONE RISK FACTOR.

         RESPONSE: In response to the Staff's comment, the Registrant has revised this risk factor to make clear that similar risks exist whether the Registrant is seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon its expiration. The Registrant supplementally advises the Staff that while it believes adequate reinsurance coverage is, and will continue to be for the foreseeable future, available to meet its needs, the Registrant does not believe it would be appropriate to qualify the risk factor by including disclosure to this effect. The Registrant also does not believe it can determine with any degree of certainty the number of reinsurers available to provide such coverage.

26. IF AN INABILITY TO QUALIFY FOR REINSURANCE HAS ADVERSELY AFFECTED YOUR BUSINESS IN THE PAST, PLEASE DISCUSS THE SPECIFIC SITUATION.

         RESPONSE: The Registrant supplementally advises the Staff that the Registrant's business has not been materially adversely affected in the past by the inability of any of its insurance company subsidiaries to qualify for reinsurance. Consequently, no change has been made to this risk factor in response to the Staff's comment.

WE COULD INCUR SIGNIFICANT LOSSES OR A SHORTAGE OF LIQUIDITY .... PAGE 16

27. PLEASE DISCLOSE PROBLEMS THE COMPANY HAS EXPERIENCED FROM THE FAILURE OF A REINSURER TO PAY IN FULL AND IN A TIMELY MANNER ANY MATERIAL CLAIMS THE COMPANY HAS PRESENTED TO THEM, IF APPLICABLE. ADDITIONALLY, PLEASE DISCLOSE THE NATURE OF ANY CURRENT DIFFICULTIES YOU ARE EXPERIENCING REGARDING THE ENFORCEMENT OF YOUR RIGHTS TO RECEIVE PAYMENT UNDER REINSURANCE AGREEMENTS.

         RESPONSE: The Registrant supplementally advises the Staff that the Registrant has not experienced in the past, and is not experiencing currently, any material difficulties with respect to the enforcement of its rights to receive payment under its reinsurance agreements. However,



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the applicable risk factor on page 17 of the prospectus has been revised to add disclosure regarding the current concentration of the Registrant's reinsurance recoverables.

THE OUTCOME OF CURRENT INDUSTRY INVESTIGATIONS AND REGULATORY PROPOSALS ....
PAGE 16

28. PLEASE CONFIRM THAT YOU HAVE RECEIVED NO OTHER INQUIRIES, FORMAL OR INFORMAL, RELATED TO ELIOT SPITZER AND THE NEW YORK ATTORNEY GENERAL'S INVESTIGATION OF THE INSURANCE INDUSTRY.

         RESPONSE: In response to this comment, the Registrant supplementally advises the Staff that neither the Registrant nor any of its insurance company subsidiaries has received any other inquiries, formal or informal, from Eliot Spitzer or his office regarding the New York Attorney General's investigation of the insurance industry.

29. WE NOTE YOUR STATEMENT, "[I]T IS IMPOSSIBLE TO PREDICT THE OUTCOME OF THESE INVESTIGATIONS AND PROCEEDINGS ... " PLEASE DELETE THE WORD "IMPOSSIBLE" FROM THIS SENTENCE, AS IT IS SUGGESTIVE OF LIMITS ON YOUR LIABILITY AND A DISCLAIMER OF RESPONSIBILITY. PLEASE REVISE OR ADVISE.

         RESPONSE: The word "impossible" has been replaced with the word "difficult" on page 17 of the prospectus in response to the Staff's comment.

CHANGES IN REGULATION COULD ADVERSELY AFFECT OUR BUSINESS, PAGE 16

30. PLEASE DISCUSS ANY PROPOSED LEGISLATION OR NEW REGULATORY REQUIREMENTS THAT MAY BE IMPOSED ON THE INSURANCE INDUSTRY. FOR EXAMPLE, WE NOTE THAT THE NATIONAL ASSOCIATION OF INSURANCE COMMISSIONERS HAS PROPOSED NEW RULES THAT WOULD REQUIRE BROKERS OBTAIN WRITTEN CONSENT FROM THEIR CLIENTS PRIOR TO RECEIVING COMPENSATION FROM AN INSURANCE CARRIER. YOU MAY WANT TO INCLUDE THIS DISCUSSION AS A SEPARATE STAND-ALONE RISK FACTOR.

         RESPONSE: In response to the Staff's comment, a new risk factor has been inserted on page 18 of the prospectus describing the potential risks to the Registrant associated with proposed regulatory action pertaining to contingent commissions.

USE OF PROCEEDS, PAGE 21

31. PLEASE DISCUSS WITH MORE SPECIFICITY, IN ADDITION TO WORKING CAPITAL NEEDS, WHICH GENERAL CORPORATE PURPOSES THE PROCEEDS YOU DO NOT CONTRIBUTE TO YOUR INSURANCE COMPANY SUBSIDIARIES WILL BE USED FOR AND THE APPROXIMATE DOLLAR AMOUNT OF EACH.

         RESPONSE: In response to the Staff's comment, the Registrant has revised its disclosure under the heading "Use of Proceeds" on page 23 in order to describe more specifically the intended uses of the estimated net proceeds from the offering.

32. WE NOTE THAT THE COMPANY INCLUDES SEVERAL PRO FORMA ADJUSTMENTS THAT ARE NOT CLEARLY EXPLAINED IN THE NOTES TO THESE PRO FORMA FINANCIAL STATEMENTS. PLEASE REVISE THIS PRESENTATION TO EXPLAIN EACH ADJUSTMENT INCLUDED IN THE ADJUSTMENT COLUMN.



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         RESPONSE: In response to the Staff's comment, the Registrant has expanded its footnote disclosure to the Unaudited Pro Forma Financial Information table on page 30 of the prospectus to explain each pro forma adjustment included in the adjustment column.

33. WE NOTE IN FOOTNOTE 1 ON PAGE 28 THAT THE COMPANY ADJUSTS ITS BALANCES ONLY FOR THE CURRENT PERIOD EARNED PREMIUM OFFSET BY PREVIOUS UNEARNED PREMIUM. WE ALSO NOTE THAT THE COMPANY WOULD HAVE RETAINED THIS UNEARNED PREMIUM UNDER THE TERMS OF THE TRANSACTION. PLEASE EXPLAIN TO US WHY THIS TREATMENT IS APPROPRIATE IF THE INTENTION OF THESE PRO FORMA FINANCIAL STATEMENTS IS TO ELIMINATE THE IMPACT OF ALL OF THE OPERATIONS DISPOSED OF.

         RESPONSE: In response to the Staff's comment, the Registrant has revised the pro forma financial information to remove the effects of any unearned premium (and any corresponding deferred acquisition costs and losses and loss adjustment expenses) that the Registrant would have retained in order to eliminate the impact of all of the operations disposed of.

SELECTED HISTORICAL FINANCIAL INFORMATION, PAGES 29-31

34. WE NOTE THAT THE COMPANY HAS LABELED CERTAIN COLUMNS OF THIS INFORMATION AS "AUDITED." PLEASE CLARIFY FOR US WHETHER THE AUDITOR WAS ENGAGED PURSUANT TO SAS 42 TO REPORT ON THESE FINANCIAL STATEMENTS OR WHETHER THE INFORMATION INCLUDED IN THOSE COLUMNS WAS DERIVED FROM AUDITED FINANCIAL INFORMATION.

         RESPONSE: As disclosed in the introductory paragraphs to the Selected Historical Financial Information table on page 31 of the prospectus, the information included under the columns labeled as "Audited" in the table on page 32 was derived from audited financial information. Thus, the Registrant has deleted the "Audited" label from each of those columns in response to the Staff's comment.

35. WE NOTE THAT THE COMPANY USES A DIFFERENT DENOMINATOR TO CALCULATE THE EXPENSE RATIO COMPARED TO THE LOSS RATIO. WE ALSO NOTE THAT THE COMPANY THEN COMBINES THESE TWO DISTINCTLY CALCULATED MEASURES TO PROVIDE A COMBINED RATIO. PLEASE EXPLAIN TO US THE APPROPRIATENESS OF USING THE DENOMINATOR DESCRIBED IN FOOTNOTE 8. ALSO EXPLAIN WHY THE COMBINING OF TWO DISTINCT MEASURES IS APPROPRIATE.

         RESPONSE: In response to the Staff's comment, the Registrant has recalculated its loss ratios using the same denominator as used to calculate its expense ratios. The recalculated loss ratios and combined ratios are reflected throughout the prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES, PAGE 34

36. THE DISCUSSIONS RELATED TO THESE ACCOUNTING POLICIES DEFINED AS CRITICAL BY MANAGEMENT ARE VERY BRIEF AND ALMOST APPEAR TO RESTATE THE INFORMATION INCLUDED IN THE ACCOUNTING POLICY NOTE. PLEASE NOTE THAT THESE DISCLOSURES SHOULD ADDRESS MATERIAL IMPLICATIONS OF UNCERTAINTIES ASSOCIATED WITH THE METHODS, ASSUMPTIONS AND ESTIMATES UNDERLYING THE COMPANY'S CRITICAL ACCOUNTING MEASUREMENTS. CONSISTENT



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         WITH SECTION V OF FINANCIAL REPORTING RELEASE 72, COMMISSION GUIDANCE
         REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PLEASE CONSIDER THE FOLLOWING DISCLOSURES:

         A) DISCLOSE AN ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING A PRINCIPLE AT A GIVEN TIME OR THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FOR ITS APPLICATION OVER TIME. FOR INSTANCE, CONSIDER REFERRING INVESTORS TO THE "LOSSES AND LOSS ADJUSTMENT EXPENSES" DISCUSSION ON PAGE 64 FOR MORE INFORMATION RELATED TO RESERVES.

         B) SPECIFICALLY ADDRESS WHY YOUR ACCOUNTING ESTIMATES OR ASSUMPTIONS BEAR THE RISK OF CHANGE.

         C) ANALYZE, TO THE EXTENT MATERIAL, SUCH FACTORS AS HOW ACCURATE THE ESTIMATE/ASSUMPTION HAS BEEN IN THE PAST, HOW IT HAS CHANGED IN THE PAST, AND WHETHER IT IS REASONABLY LIKELY TO CHANGE IN THE FUTURE.

         D) ANALYZE THE ESTIMATE/ASSUMPTION SPECIFIC SENSITIVITY TO CHANGE, BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND WOULD HAVE A MATERIAL EFFECT.

         RESPONSE: In response to the Staff's comment, the Registrant has revised and expanded the discussion of its critical accounting estimates on pages 37 through 39 of the prospectus. The Staff should note that the Registrant has deleted the disclosure regarding several accounting policies on the basis that, while these policies may be subject to management's estimates, they are not critical to the Registrant's business and financial results.

ESTIMATION OF LOSS AND LOSS EXPENSE RESERVES, PAGE 35

RECONCILIATION OF YEAR ENDED DECEMBER 31, 2002 COMBINED FINANCIAL RESULTS
PAGE 36

37. PLEASE REVISE THIS PRESENTATION TO INCLUDE A MORE DETAILED DESCRIPTION OF WHY MANAGEMENT IS COMBINING THESE RESULTS AND THE APPROPRIATENESS OF THIS COMBINATION. INCLUDE ANY DISCUSSION OF THE POTENTIAL LIMITATIONS OF THIS COMBINED PRESENTATION AND HOW AN INVESTOR SHOULD USE THIS INFORMATION.

         RESPONSE: In response to the Staff's comment, the Registrant respectfully submits that it believes presenting the combined results is useful to investors because it allows them to identify important trends over comparable time periods. Importantly, the business, management team and philosophy, and accounting policies remained substantially unchanged on a period to period basis. The introductory paragraph under the heading "Reconciliation of Year Ended December 31, 2002 Combined Financial Results" on page 40 of the prospectus has been revised to reflect the foregoing.

RESULTS OF OPERATIONS

GROSS PREMIUMS WRITTEN

YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO YEAR ENDED DECEMBER 31, 2002,
PAGE 38

38. PLEASE QUANTIFY THE CAUSAL FACTORS YOU CITE AS REASONS FOR THE CHANGES IN BALANCES BETWEEN PERIODS. FOR EXAMPLE, ELABORATE ON AND QUANTIFY THE EXTENT TO WHICH THE GROWTH IN NET PREMIUMS WRITTEN IS ATTRIBUTABLE TO INCREASES IN PREMIUM RATES OR TO INCREASES IN NUMBER OF POLICIES IN FORCE, AS DISCUSSED ON PAGE 38. CONSIDER DISCLOSING THE CHANGE IN NUMBER OF POLICIES IN FORCE TO PROVIDE ADDITIONAL INSIGHT INTO THE CAUSE OF THE INCREASE. SIMILARLY, PLEASE REVIEW YOUR ENTIRE RESULTS OF OPERATIONS DISCUSSION AND ENSURE THAT YOU HAVE QUANTIFIED THE EFFECT OF EACH INCOME STATEMENT LINE ITEM, IN WHICH YOU HAVE IDENTIFIED MULTIPLE FACTORS AS BEING THE CAUSE OF THE INCREASE (DECREASE) IN COMPARING THE PERIODS PRESENTED. FOR EXAMPLE CONSIDER INCLUDING A MORE DETAILED DISCUSSION OF THE "PREVAILING MARKET INTEREST RATES" CITED AS A REASON FOR LOWER "NET INVESTMENT INCOME" AND "NET REALIZED GAINS ON INVESTMENTS."

         RESPONSE: In response to the Staff's comment, the Registrant has revised the disclosure appearing under the subheading "Results of Operations" on pages 42 through 48 of the prospectus.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 47

39. PLEASE INCLUDE A ROBUST DISCUSSION OF THE REASONABLY LIKELY EFFECT THAT THE PAYMENT OF CLAIMS WILL HAVE ON KNOWN TRENDS AND UNCERTAINTIES, IN PARTICULAR CASH OUTFLOWS FROM OPERATIONS. IN THE DISCLOSURE PLEASE INCLUDE A DISCUSSION OF YOUR ASSET/LIABILITY MANAGEMENT PROCESS AND WHETHER THERE ARE ANY SIGNIFICANT VARIATIONS BETWEEN THE MATURITY OF YOUR INVESTMENTS AND THE EXPECTED PAYMENT OF YOUR LOSS RESERVES. INCLUDE A DISCUSSION OF THE IMPACT ON YOUR FUTURE LIQUIDITY AND RESULTS OF OPERATIONS OF SELLING SECURITIES BEFORE ANTICIPATED OR THE USE OF CREDIT FACILITIES TO PAY FOR POLICY LIABILITIES.

         RESPONSE: In response to the Staff's comment, the Registrant has inserted a new paragraph as the eighth paragraph under the subheading "Liquidity and Capital Resources - Sources and Uses of Funds" on page 49 of the prospectus.

CASH FLOWS, PAGE 48

40. YOUR ANALYSIS OF CASH FLOWS USED IN OPERATING ACTIVITIES MERELY RECITES INFORMATION PRESENTED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS. PLEASE REVISE THE DISCUSSION TO EXPLAIN THE SIGNIFICANT VARIATIONS IN THE LINE ITEMS BETWEEN THE PERIODS PRESENTED. FOR EXAMPLE, WHY DID NET PREMIUMS EXPERIENCE SIGNIFICANT GROWTH IN 2001 AS COMPARED TO 2000. SEE THE SEC'S GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (RELEASE NO. 33-8350).

         RESPONSE: The Registrant has revised and expanded the disclosure on pages 50 and 51 of the prospectus in response to the Staff's comment.

41. PLEASE REVISE TO DISCUSS LIQUIDITY ON BOTH A LONG-TERM AND SHORT-TERM BASIS. WE CONSIDER LONG-TERM TO BE IN EXCESS OF 12 MONTHS. FOR EXAMPLE, WE NOTE YOUR STATEMENT, "WILL BE ADEQUATE TO MEET THE CAPITAL AND LIQUIDITY NEEDS OF NORTH POINTE HOLDINGS AND EACH OF ITS SUBSIDIARIES DURING THE 12-MONTH PERIOD FOLLOWING THE DATE OF THIS OFFERING." HOW DO YOU EXPECT TO MEET YOUR FINANCIAL REQUIREMENTS ON A LONG TERMS BASIS?

         RESPONSE: In response to the Staff's comment, the Registrant has inserted disclosure regarding the Registrant's expectations for meeting its liquidity requirements on a long-term basis at the end of the seventh paragraph under the subheading "Cash Flows" appearing on page 50 of the prospectus.

42. IT APPEARS THAT PORTIONS OF THE CURRENT DISCUSSION RELATED TO CASH FLOWS FROM OPERATIONS FOCUSES ON THE IMPACT OF LINE ITEMS WITHIN THE STATEMENT OF CASH FLOWS AND DOES NOT APPEAR TO FOCUS ON THE ACTUAL INFLOWS AND OUTFLOWS FROM OPERATIONS. PLEASE INCLUDE A MORE ROBUST DISCUSSION OF THE MORE LIKELY THAN NOT IMPACT THE PAYMENT OF CLAIMS WILL HAVE ON KNOWN TRENDS AND UNCERTAINTIES, IN PARTICULAR CASH OUTFLOWS FROM OPERATIONS. IN THE DISCLOSURE PLEASE INCLUDE A DISCUSSION OF YOUR ASSET/LIABILITY MANAGEMENT PROCESS AND WHETHER THERE ARE ANY SIGNIFICANT VARIATIONS BETWEEN THE MATURITY OF YOUR INVESTMENTS AND THE EXPECTED PAYMENT OF YOUR LOSS RESERVES. INCLUDE A DISCUSSION OF THE IMPACT OF SELLING SECURITIES BEFORE ANTICIPATED OR THE USE OF CREDIT FACILITIES TO PAY FOR POLICY LIABILITIES WILL HAVE ON YOUR FUTURE LIQUIDITY AND RESULTS OF OPERATIONS.

         RESPONSE: The Registrant has revised and expanded the disclosure appearing on pages 50 and 51 of the prospectus in response to the Staff's comment.

BUSINESS

43.      PLEASE DEFINE "RBT INSURANCE LINE" THE FIRST TIME IT IS USED.

         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that the phrase "restaurant, bar and tavern" is defined as "RBT" where it first appears on page 42 of the prospectus under the MD&A subheading "Gross Premiums Written - Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003." Consistent with the Registrant's practice throughout the prospectus, the term has not been defined again in the "Business" section.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS, PAGE 52

44. WE NOTE THAT YOU HAVE INCLUDED THE ANTICIPATED PAYMENT OF LOSS RESERVES IN THE CONTRACTUAL OBLIGATION TABLE ON A NET BASIS. PLEASE REVISE THIS TABLE TO INCLUDE GROSS RESERVES AND THE ANTICIPATED TIMING OF THOSE GROSS RESERVES.

         RESPONSE: The Registrant concurs with the Staff's comment and, accordingly, has revised the contractual obligations table on page 53 of the prospectus to include gross reserves and the anticipated timing of those gross reserves.

STRONG TIES TO OUR INDEPENDENT AGENTS, PAGE 56

45. PLEASE DISCLOSE YOUR COMPENSATION ARRANGEMENTS WITH YOUR INDEPENDENT BROKER(S), FOR EXAMPLE, DO YOU HAVE FORMAL AGREEMENTS WITH THEM, OR INCENTIVE PROGRAM FOR REFERRING CUSTOMERS TO YOUR INSURANCE SUBSIDIARIES' INSURANCE PRODUCTS?

         RESPONSE: In response to the Staff's comment, the Registrant has added a new paragraph briefly describing its compensation arrangements with its independent agents on page 62 of the prospectus under the subheading "Marketing and Distribution." In addition, the Registrant supplementally advises the Staff that, except as described in the prospectus, the Registrant currently does not have any incentive programs for referring customers to its insurance subsidiaries' insurance products.

LOSSES AND LOSS ADJUSTMENT EXPENSES PAGES 64-68

46. IT APPEARS THAT YOU HAVE SIGNIFICANTLY REVISED YOUR ESTIMATE OF LOSS RESERVES RECORDED IN PRIOR YEARS, BUT THE CURRENT DISCUSSION HERE AND IN THE NOTES TO THE FINANCIAL STATEMENTS IS VERY BRIEF REGARDING THESE REVISIONS. PLEASE REVISE MANAGEMENT'S DISCUSSION AND ANALYSIS TO EXPLAIN THE REASON FOR YOUR CHANGE IN ESTIMATE. FOR EACH LINE OF BUSINESS, INCLUDE THE FOLLOWING DISCLOSURES:

         A) IDENTIFY THE YEARS TO WHICH THE CHANGE IN ESTIMATE RELATES AND DISCLOSE THE AMOUNT OF THE RELATED LOSS RESERVE AS OF THE BEGINNING OF THE YEAR THAT WAS RE-ESTIMATED. DISCUSS AND QUANTIFY OFFSETTING CHANGES IN ESTIMATES THAT INCREASE AND DECREASE THE LOSS RESERVE.

         B) IDENTIFY THE CHANGES IN THE KEY ASSUMPTIONS YOU MADE TO ESTIMATE THE RESERVE SINCE THE LAST REPORTING DATE.

         C) IDENTIFY THE NATURE AND TIMING OF THE CHANGE IN ESTIMATE, EXPLICITLY IDENTIFYING AND DESCRIBING IN REASONABLE SPECIFICITY THE NEW EVENTS THAT OCCURRED OR ADDITIONAL INFORMATION ACQUIRED SINCE THE LAST REPORTING DATE THAT LED TO THE CHANGE IN ESTIMATE.

         D) ENSURE YOUR DISCLOSURE CLEARLY EXPLAINS WHY RECOGNITION OCCURRED IN THE PERIODS THAT IT DID AND WHY RECOGNITION WAS NOT REQUIRED IN EARLIER PERIODS.

         E) DISCLOSE ANY TRENDS SUCH AS, THE NUMBER OF CLAIMS INCURRED, AVERAGE SETTLEMENT AMOUNTS, NUMBER OF CLAIMS OUTSTANDING AT PERIOD ENDS ALONG WITH AVERAGE PER CLAIM OUTSTANDING, AND ANY OTHER TRENDS, NECESSARY TO UNDERSTAND THE CHANGE IN ESTIMATE. PLEASE EXPLAIN THE RATIONALE FOR A CHANGE IN ESTIMATE THAT DOES NOT CORRELATE WITH TRENDS.

         RESPONSE: The Registrant has substantially revised and expanded the disclosure on pages 64 through 70 of the prospectus in response to the Staff's comment.

47. PLEASE REVISE THIS DISCLOSURE TO INCLUDE A MORE ROBUST DISCUSSION OF THE KEY ASSUMPTIONS USED TO ARRIVE AT MANAGEMENT'S BEST ESTIMATE OF LOSS RESERVES WITHIN THE

         RANGE DESCRIBED HERE AND WHAT SPECIFIC FACTORS LED MANAGEMENT TO BELIEVE THIS AMOUNT RATHER THAN ANY OTHER AMOUNT WITHIN THE RANGE REPRESENTED THE BEST ESTIMATE OF INCURRED LOSSES.

         RESPONSE: The Registrant has substantially revised and expanded the disclosure on pages 64 through 70 of the prospectus in response to the Staff's comment.

48. WE NOTE THAT THE COMPANY PROVIDES A TABULAR BREAKOUT OF ITS RESERVES ON PAGE 68 BY SEGMENT LINE ON A NET BASIS. WE FEEL THAT THIS INFORMATION IS MORE USEFUL TO AN INVESTOR WHEN IT IS PROVIDED BY MAJOR LINE OF BUSINESS AND ON A GROSS BASIS. PLEASE REVISE THE TABLE ACCORDINGLY.

         RESPONSE: In response to the Staff's comment, the table on page 69 of the prospectus has been revised to report loss reserves on a gross basis and to reflect those reserves by major line of business.

49. PLEASE RECONCILE THE STATEMENT MADE IN THE LAST PARAGRAPH ON PAGE 67 WHICH STATES, "OUR PRIMARY GOAL IN ESTIMATING OUR RESERVES IS TO MAINTAIN CONSERVATIVE OVERALL LOSS RESERVES THAT ARE MORE LIKELY TO BE SUFFICIENT THAN DEFICIENT" WITH THE GUIDANCE PROVIDED IN SFAS 60.

         RESPONSE: In response to the Staff's comment, the Registrant notes that it maintains reserves in accordance with its best estimates, as required by the guidance provided in SFAS 60. Consequently, the Registrant has revised the last paragraph on page 68 of the prospectus to delete the reference to maintaining conservative overall loss reserves.

INVESTMENTS, PAGES 68-70

50. PLEASE EXPAND THIS DISCUSSION TO INCLUDE MORE DETAIL RELATED TO THE DECISION TO SELL SECURITIES AND TO DISCLOSE WHAT MANAGEMENT'S INVESTMENT STRATEGY IS WHEN CERTAIN ECONOMIC CONDITIONS PERSIST, I.E. LOW INTEREST-RATE ENVIRONMENT OR VICE-VERSA, AND THE IMPACT THIS WILL HAVE ON THE INVESTMENT PORTFOLIO. PLEASE INCLUDE IN THIS DISCUSSION THE IMPACT THAT THESE ECONOMIC CONDITIONS MAY HAVE ON THE RESULTS OF OPERATIONS, I.E. REALIZED GAINS OR LOSSES AND INVESTMENT INCOME, AND LIQUIDITY, I.E. INVESTMENT TURNOVER AND YIELDS.

         RESPONSE: The Registrant has included expanded disclosure under the caption "Business - Investments" on pages 70 through 72 of the prospectus in response to this comment.

COMPETITION, PAGE 74

51. TO THE EXTENT KNOWN OR EASILY OBTAINABLE, PLEASE IDENTIFY YOUR PRINCIPAL COMPETITORS' SHARE OF THE MARKET. YOU MAY ALSO WANT TO ADD THIS DISCLOSURE TO THE APPROPRIATE SECTION IN THE RISK FACTORS.

         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that the Registrant's business encompasses a number of different insurance lines and a number of different markets. In most of these lines and markets, the principal competitors' respective shares of the relevant market are neither known nor easily obtainable. Moreover, even if such market share information were easily obtainable, it would be subject to change due to fluctuating competitive forces in the markets in which the Registrant operates. In light of the foregoing, the Registrant has not revised its disclosure under the caption "Business - Competition" on page 77 of the prospectus.

EXECUTIVE COMPENSATION, PAGE 91

52. WE NOTE THAT ALL FIVE OF THE EMPLOYEES YOU DESCRIBE IN THIS SECTION RECEIVE BONUSES. WE NOTE THAT YOU HAVE RECENTLY ADOPTED A STOCK OPTION PLAN. PLEASE DESCRIBE HOW THESE INDIVIDUALS' PERFORMANCE IS DETERMINED UNDER THE PLAN AND WHAT FACTORS ARE CONSIDERED IN EVALUATING IT. FOR EXAMPLE, IF THE GRANTS ARE BASED ON COMPANY PERFORMANCE, PLEASE DESCRIBE HOW COMPANY PERFORMANCE IS MEASURED.

         RESPONSE: As the Staff notes in its comment, the Registrant recently adopted an equity incentive plan providing for the granting of various forms of equity compensation, including stock options and restricted stock, to both key employees of the Registrant and non-employee directors of the Registrant. The plan is to be administered by a committee of the Registrant's board, anticipated to be the Compensation Committee. By its terms, the plan grants the committees broad authority to, among other things, determine the types and amounts of awards to key employees. To date, the Board has not appointed the committee to administer the plan and thus, such committee has not determined how the performance of individual key employees, including the named executive officers, will be determined under the plan and what factors will be considered in evaluating such performance. The Board will appoint the committee to administer the plan prior to the completion of the offering, however, it is not certain when the committee, once appointed, will determine the applicable performance criteria.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 95

53. PLEASE DISCLOSE WHETHER THE TERMS OF YOUR TRANSACTIONS WITH WILLIAMS, WILLIAMS, RUBY AND PLUNKETT, PC, AND JOON S. MOON, ARE ON TERMS NO LESS FAVORABLE TO THE COMPANY THAN COULD BE OBTAINED WITH NON-AFFILIATED PARTIES

         RESPONSE: In response to the Staff's comment, the Registrant has: (a) added a sentence at the end of the paragraph under the subheading "Williams, Williams, Ruby and Plunkett, PC" on page 98 to the effect that its transactions with Williams, Williams, Ruby and Plunkett, PC are on terms no less favorable to the Registrant than could be obtained from non-affiliated parties; and (b) revised the disclosure under the subheading "Investment Services" on page 98 to indicate that its investment advisory services arrangement with Joon S. Moon was terminated effective February 2005.

54. WE NOTE THAT APPROXIMATELY $20 MILLION OF THE PROCEEDS FROM THIS OFFERING WILL BE USED TOWARDS SATISFACTION OF YOUR SENIOR CREDIT FACILITY. WE FURTHER NOTE THAT MESSRS. PETCOFF AND PETCOFF HAVE RECEIVED PAYMENT FOR GUARANTEEING PORTIONS OF THE FACILITY. PLEASE DISCLOSE WHETHER UPON COMPLETION OF THE OFFERING, PAYMENTS TO JAMES G. PETCOFF AND B. MATTHEW PETCOFF UNDER THE CREDIT FACILITY WILL CONTINUE, WHETHER THEY

         WILL CONTINUE TO GUARANTEE OBLIGATIONS ON THE FACILITY, AND WHAT IF ANY TERMINATION PROVISIONS EXIST.

         RESPONSE: In response to this comment, the Registrant has expanded and revised the disclosure under the subheading "Guaranty Fees" on page 98 of the prospectus to indicate that, upon the completion of the offering and the application of the net proceeds therefrom, the guarantee obligations of Messrs. James G. Petcoff and B. Matthew Petcoff under the senior credit facility will terminate, and neither of them will be entitled to receive any further payments with respect to such guarantee obligations. The Registrant expects to receive the written agreement of its senior lenders to such termination of the Petcoffs' guarantees prior to filing a pre-effective amendment containing pricing-related information. The Registrant will confirm receipt of such written termination with the Staff.

UNDERWRITING, PAGE 100

55. IF YOUR UNDERWRITERS OR OTHER MEMBERS OF THE SYNDICATE MAY DELIVER A PROSPECTUS ELECTRONICALLY OR OTHERWISE OFFER AND/OR SELL SECURITIES ELECTRONICALLY, PLEASE TELL US THE PROCEDURES THEY WILL USE IN THEIR SELLING EFFORTS AND HOW THEY INTEND TO COMPLY WITH THE REQUIREMENTS OF
         SECTION 5 OF THE SECURITIES ACT OF 1933. IN PARTICULAR, WITH REGARD TO HOW OFFERS AND FINAL CONFIRMATIONS WILL BE MADE AND HOW AND WHEN PURCHASERS WILL FUND THEIR PURCHASES. PROVIDE US COPIES OF ALL ELECTRONIC COMMUNICATIONS INCLUDING THE PROPOSED WEB PAGES.

         RESPONSE: In response to the Staff's comment, please see the added disclosure on page 106 of the prospectus. The Registrant also supplementally advises the Staff that the underwriters participating in this offering have advised the Registrant that they will not engage in any electronic offer, sale or distribution of shares.

56. PLEASE TELL US AND BRIEFLY DISCLOSE IN THE PROSPECTUS WHETHER YOU INTEND TO USE ANY FORMS OF PROSPECTUS OTHER THAN PRINT AND ELECTRONIC VERSION, SUCH AS CD-ROMS, VIDEOS, ETC., AND PROVIDE ALL SUCH PROSPECTUSES FOR OUR EXAMINATION. PLEASE REFER TO SEC RELEASES NO. 33-7233 AND NO. 33-7289. WE MAY HAVE ADDITIONAL COMMENTS.

         RESPONSE: In response to the Staff's comment, please see the added disclosure on page 106 of the prospectus. The Registrant also supplementally advises the Staff that other than prospectuses being made available in electronic (PDF) format as disclosed on page 106 of the prospectus and described in the Registrant's response to the Staff's Comment No. 57 below, neither the Registrant nor the underwriters intend to use any other forms of prospectus in electronic format, such as CD ROMs or videos.

57. PLEASE INDICATE IF YOUR UNDERWRITERS HAVE ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND PROVIDE THE ADDRESS OF THE WEBSITE. PLEASE ALSO DESCRIBE THE MATERIAL TERMS OF THE AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. YOU SHOULD ALSO PROVIDE US WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR THE OFFERING THAT APPEARS ON THE THIRD PARTY WEBSITE. WE MAY HAVE FURTHER COMMENTS.

         RESPONSE: The underwriters participating in this offering have advised the Registrant that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While the representatives intend to contract with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this contract will not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow will be to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! NetRoadshow has informed the underwriters that it conducts Internet roadshows in accordance with the NetRoadshow Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site.

         Currently, no information regarding the Registrant or the offering appears on the Yahoo! NetRoadshow web site.

DIRECTED SHARE PROGRAM, PAGE 102

58. PLEASE PROVIDE US WITH ANY MATERIAL YOU HAVE SENT OR INTEND TO SEND TO POTENTIAL PURCHASERS, SUCH AS A "FRIENDS AND FAMILY LETTER." TELL US WHEN YOU FIRST SENT THEM OR INTEND TO SEND THEM TO THESE POTENTIAL PURCHASERS. TELL US THE PROCEDURES YOU OR THE UNDERWRITER WILL EMPLOY IN MAKING THE OFFERING AND HOW YOU WILL ASSURE THAT THIS OFFER WILL MEET THE REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT AND RULE 134. WE MAY HAVE FURTHER COMMENTS.

         RESPONSE: SunTrust Capital Markets, Inc., through its retail division, Alexander Key Investments, will be administering the directed share program. The materials that we are providing supplementally to this letter represent SunTrust Capital Markets, Inc.'s form of directed share program materials that have previously been reviewed by the Staff in connection with a prior offering in which SunTrust Capital Markets, Inc. has participated.

         The Registrant and the underwriters have agreed to reserve for the directed share program 5% of the amount of common shares to be sold in the proposed offering. The Registrant and SunTrust Capital Markets, Inc. believe that this amount represents an amount that is (1) sufficient to allow the Registrant to make available a limited number of shares to such individuals and
(2) customary in transactions of this type. Although the Registrant has not determined the final number of persons it would like to invite to participate in the directed share program, the Registrant currently expects to invite all of its officers, directors and employees and certain other purchasers. As of December 31, 2004, the Registrant had a total of 183 full-time employees. The Registrant intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

         Please note that all shares purchased by any executive officer or director pursuant to the directed share program will be subject to the lock-up agreement to be executed by such officer or director. The form of the 180-day lock up agreement to be executed by the Registrant's executive officers, directors and certain of its existing shareholders will be submitted as an exhibit to the Registrant's form of Underwriting Agreement, which will be filed by amendment to the Registrant's Registration Statement as Exhibit 1.1.

         The Registrant and SunTrust Capital Markets, Inc. will work together to operate the directed share program. The Registrant will allocate shares to investors, and SunTrust Capital Markets, Inc., through its retail division, Alexander Key Investments, will handle the mechanics of distributing the shares.

         SunTrust Capital Markets, Inc. and the Registrant will employ the following procedures in making the offering under the directed share program:

    o The Registrant will deliver, by first class mail or by Federal Express or other reputable overnight courier, the directed share materials to potential purchasers once the preliminary prospectus is printed.

    o If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest Form, the NASD Questionnaire and the New Account Information Form (if the person does not already have an account with Alexander Key Investments) so that they are received by SunTrust Capital Markets, Inc. on a specified date set forth therein.

    o When the offering is priced, the Registrant will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. SunTrust Capital Markets, Inc., through its retail division, Alexander Key Investments, will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, the person intends to purchase and the person's account number.

    o SunTrust Capital Markets, Inc., through its retail division, Alexander Key Investments, will send to each person who, when the offering was priced confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

    o Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by SunTrust Capital Markets, Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934, as amended. The Registrant will reallocate any potential purchaser's shares to other directed share program participants if SunTrust Capital Markets, Inc. does not receive the potential purchaser's payment by the settlement date. SunTrust Capital Markets, Inc. will not accept any payment unless and until the allocation of shares and the purchase price have been confirmed by each potential purchaser.

         The Registrant supplementally advises the Staff that the Registrant and SunTrust Capital Markets, Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Registrant intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

    o a cover letter to potential purchasers from Alexander Key Investments, the administrative agent;

    o an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

    o an NASD Questionnaire to be completed, signed and returned to SunTrust Capital Markets, Inc. by the potential purchaser, which will be used to help SunTrust Capital Markets, Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

    o a New Account Form to be completed by the potential purchaser in order to allow Alexander Key Investments to open an account for the potential purchaser (a potential purchaser must have an account in order to participate in the directed share program); and

    o    a copy of the preliminary prospectus.

         A form of each of these documents, other than the preliminary prospectus, is provided supplementally to this letter.

         To comply with Section 5 of the Securities Act of 1933, the materials provided to potential participants in the directed share program will include a copy of the preliminary prospectus. In addition, in accordance with Rule 134(d), the materials will contain statements that no offers to buy may be accepted prior to the time the registration statement becomes effective and indications of interest may be withdrawn or revoked without obligation or commitment at any time prior to confirmation after the effective date of the registration statement.

SEPTEMBER 30, 2004 FINANCIAL STATEMENTS

NORTH POINTE HOLDINGS CORPORATION AND SUBSIDIARIES

GENERAL

59. THE FINANCIAL STATEMENTS ARE NOW STALE. PLEASE UPDATE THE AUDITED FINANCIAL STATEMENTS TO INCLUDE THROUGH THE YEAR ENDED DECEMBER 31, 2004.

         RESPONSE: In response to this comment, the Registrant respectfully advises the Staff that it has updated the prospectus to delete the unaudited financial statements for the nine months ended September 30, 2004 and include audited financial statements through the year ended December 31, 2004.

5. SUBSEQUENT EVENT, PAGE F-7

60. PLEASE DISCLOSE THE NOVEMBER 2004 ACQUISITION OF THE FLORIDA HOMEOWNERS INSURANCE BUSINESS, AS YOU HAVE DISCLOSED ON PAGE F-33.

         RESPONSE: In response to the Staff's comment, a paragraph describing the Registrant's November 2004 acquisition of the right to offer new homeowners insurance policies to former policyholders of another insurer in liquidation in Florida has been included as part of Note 1, "Description of Business - Acquisition Activities - Acquisition of Florida Homeowners Insurance Business," on page F-10.

DECEMBER 31, 2003 FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

ACQUISITION ACTIVITY, PAGES F-14 -F-15

61. WE NOTE THAT IT APPEARS THAT THE COMPANY RECORDED THE RESERVES FOR "LOSSES AND LOSS ADJUSTMENT EXPENSES" AT THE TIME OF THE ACQUISITION AT THE HISTORICAL CARRYING VALUE BASED ON THE BALANCE SHEET INCLUDED ON PAGE F-37. SFAS 140 REQUIRES RECORDING ASSETS AND LIABILITIES ACQUIRED AT THE FAIR VALUE AT THE TIME OF THE ACQUISITION. PLEASE EXPLAIN TO US WHY IT WAS APPROPRIATE TO APPARENTLY RECORD THE RESERVES AT THE HISTORICAL AMOUNT. THIS ALSO APPLIES TO THE ACQUISITION OF NORTH POINTE CASUALTY DESCRIBED IN NOTE 4 OF THE INTERIM FINANCIAL STATEMENT FOR SEPTEMBER 30, 2004.

         RESPONSE: In accordance with SFAS 141, the Registrant valued all assets and liabilities of its acquired companies at fair value on the acquisition dates. In both the acquisition of the Original Subsidiaries (as defined in Footnote 1, "Description of Business," on page F-7) and the acquisition of North Pointe Casualty (also defined and described in Footnote 1, "Description of


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
Business," on page F-7), the Registrant determined that the historical carrying value approximated the fair value of the unpaid losses and loss adjustment expenses and the respective reinsurance recoverables (hereinafter referred to as "Net Reserves").

Management Determination of Fair Value of Net Reserves.

         Management considered the following in determining the estimated fair value of Net Reserves.

         A. The timing of reinsurance recoverable payments would be substantially the same as the payment patterns of the losses. There is an average of approximately a one-to-two-month lag between the time a claim is paid and the time the reinsurers pay the companies on the claim. The timing difference was considered to be immaterial in the evaluation of future cash flows. Therefore determining the fair value on a net basis would not result in an amount that was materially different than if separate analyses were performed on both the gross reserves and reinsurance recoverables, then netted together.

         B. Management estimated fair value utilizing an internal analysis based on two key components:

                  1) Discounting of future cash flows. Management discounted reserves based on the anticipated payment pattern of gross reserves, using a discount rate equal to the non-risk yield of the U.S. Treasury Note with a duration to match the anticipated payment pattern.

                  2) Risks associated with potential deficiencies, expenses and a buyer's required profit margin ("risk load"). This amounts to a premium on the discounted carrying value that a buyer of the Net Reserves would require in order participate in the business of assuming such liabilities.

                           Industry wide, the risk load varies significantly among reserve transfer arrangements leaving no specific comparable transaction with which to gauge a reasonable risk factor for the Registrant's portfolio. However, a premium equal to approximately one standard deviation of the discounted reserves is considered a fairly typical risk premium.

Valuation Determination of Original Subsidiaries' Net Reserves:

         1.       Discounted Cash Flows:

         For the Original Subsidiaries, the Registrant discounted Net Reserves using the yield of the US Treasury Note as of June 26, 2002, with a weighted average maturity of 2.3 years, matching the duration of the anticipated payment pattern. The weighted average discount rate used was 3.017% calculated from the two-year treasury yield of 2.87% and three-year treasury yield of 3.36%. The anticipated payment pattern was consistent with historical payment patterns.

         The discounted value of future cash flows is $53.3 million as compared to the $56.3 million carrying value of Net Reserves as of the date of acquisition, a 5.3% discount.

         2.       Risk Load

         Management estimated that one standard deviation for the Original Subsidiaries' Net Reserves was approximately 5% to 6% of the discounted carrying value.

         The value of the Original Subsidiaries' discounted Net Reserves with a 5% risk load would be $55.9 million as compared to the carrying value of $56.3 million, $332,000 below the carrying value. The value of the Original Subsidiaries' discounted Net Reserves with a 6% risk load would be $56.5 million compared to the carrying value of $56.3 million, $200,000 above the carrying value.

         Accordingly, management determined that the historical carrying value on the Original Subsidiaries' Net Reserves approximated fair value.

Valuation Determination of North Pointe Casualties' Net Reserves:

         1.       Discounted Cash Flows:

         For North Pointe Casualty, the Registrant discounted Net Reserves using a discount rate equal to the yield of the Two-Year US Treasury Note, as February 28, 2004, matching the duration of the anticipated payment pattern. The discount rate used was 1.68%. The anticipated payment pattern was estimated based on the claims department's best estimate in light of the circumstances of the case reserves outstanding.

         The discounted value of future cash flows was $5.9 million as compared to the $6.1 million carrying value of Net Reserves as of the date of acquisition, a 2.6% discount.

         Management estimated that one standard deviation for the North Pointe Casualty's Net Reserves would be approximately 2.5% to 4.5% of the discounted carrying value. This is lower than that of the Original Subsidiaries' standard deviation due to the reduced risk associated with a more developed book of business. North Pointe Casualty's Net Reserves as of February 28, 2004 represent losses from run-off business written in 2000 and earlier, carrying less imbedded risk than the Original Subsidiaries' Net Reserves.

         The value of North Pointe Casualty's discounted Net Reserves with a 2.5% risk load would be $6.064 million as compared to the carrying value of $6.072 million, $8,000 below the carrying value. The value of discounted Net Reserves with a 4.5% risk load would be $6.2 million compared to the carrying value of $6.1 million, $111,000 above the carrying value.

         Accordingly, management determined that the historical carrying value on North Pointe Casualty's Net Reserves approximated fair value.



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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS, PAGE P-16

62. PLEASE ADVISE US AND DISCLOSE HOW MANAGEMENT ESTIMATES FAIR VALUE OF INVESTMENTS FOR WHICH NO QUOTED MARKET VALUE FROM PUBLISHED MARKET SOURCES ARE AVAILABLE. ADDITIONALLY, PLEASE QUANTIFY AND DISCLOSE THE PERCENTAGE OF INVESTMENTS THAT FALL UNDER THIS CATEGORY.

         RESPONSE: The Registrant does not have any investments for which quoted market values from published market sources are unavailable. In response to the Staff's comment, the Registrant has revised the disclosure under Note 2, "Summary of Significant Accounting Policies - Investments," beginning on page F-10 to reflect this fact.

REVENUE RECOGNITION, PAGE F-17

63. WE NOTE THAT THE COMPANY INCLUDES THE ESTIMATION OF THIS BALANCE AS A CRITICAL ACCOUNTING POLICY. WE NOTE IN THE DISCUSSION ON PAGE 53 RELATED TO CREDIT RISK THAT THE COMPANY EXPECTS TO FULLY RECOVER ALL REINSURANCE AMOUNTS. PLEASE INCLUDE A DISCUSSION OF THIS FACT ALONG WITH A DESCRIPTION OF WHY REINSURANCE CONTRACT DISPUTES WILL NOT MATERIALLY AFFECT THE AMOUNT RECOVERABLE HERE.

         RESPONSE: The Registrant has added disclosure in Note 7, "Reinsurance," beginning on page F-18 in response to the Staff's comment. The Registrant believes this is the appropriate place for such disclosure.

64. WE NOTE IN MD&A ON PAGE 40 THAT THE CATASTROPHE REINSURANCE APPEARS TO BE LIMITED TO ONE OCCURRENCE RELATED TO THE HURRICANES, BUT THAT COVERAGE CAN BE REINSTATED. PLEASE CLARIFY THIS IN THE DISCUSSION OF THE COVERAGES. ALSO CLARIFY WHETHER THIS DECISION HAS TO BE MADE AT THE TIME OF THE FIRST OCCURRENCE, OR WHETHER IT CAN BE MADE ONCE THE SECOND OCCURRENCE HAS HAPPENED.

         RESPONSE: In response to the Staff's comment, the Registrant supplementally advises the Staff that its catastrophic reinsurance coverage is automatically reinstated after the first occurrence. The disclosure appearing on page 43 of the prospectus and in Note 7, "Reinsurance," beginning on page F-18 have been revised to clarify this fact.

9.  SHAREHOLDERS' EQUITY, PAGES F-26-F-27

65. THE ACTUAL CONVERSION RATIO OF THESE SHARES IS NOT REAL CLEAR BASED ON THE DISCLOSURE PROVIDED. PLEASE PROVIDE TO US THE COMPANY'S ANALYSIS OF WHETHER A BENEFICIAL CONVERSION FEATURE EXISTED RELATED TO THE ISSUANCE OF THESE PREFERRED SHARES. ALSO DISCUSS THE POTENTIAL ACCOUNTING IMPLICATIONS THAT CHANGES IN THE EQUITY STRUCTURE HAVE BASED ON THE FORMULA PROVIDED. WE NOTE THAT THESE SHARES WERE REPURCHASED ALONG WITH THIS OWNER'S COMMON SHARES IN 2004. PLEASE PROVIDE TO US THE COMPANY'S ANALYSIS OF THE FAIR VALUES ASSIGNED TO THE DIFFERENT COMPONENTS AND THE ACCOUNTING TREATMENT APPLIED. PROVIDE REFERENCES TO THE SPECIFIC AUTHORITATIVE LITERATURE UPON WHICH THE COMPANY RELIED FOR THE ACCOUNTING TREATMENT APPLIED.

         RESPONSE:  CONVERSION RATIO

         As a result of the buy back of 100% of all of the preferred shares, along with all rights associated with those shares, as of June 30, 2004, the Registrant respectfully submits that further discussion of the conversion rate would not provide additional value to the readers of the financial statements or footnotes thereto.

         BENEFICIAL CONVERSION

         The Registrant evaluated the transaction to establish if any beneficial conversion feature existed related to the issuance or buy back of these preferred shares, and determined that there was no such beneficial conversion. The preferred shares were owned by a limited partnership (the partnership) which had multiple investors. The preferred share agreement required that the preferred shareholder had the right to elect two members to the board of directors of the Registrant. One director that was appointed to the board was one of the managing partners of the partnership with a minority ownership interest in the partnership. The second director provided some legal services to the Registrant and held a minority interest in the Registrant.

         In accordance with SFAS 123, the existence of these relationships did not cause the owner of the preferred shares to meet the criteria of an employee or a nonemployee offering goods and services to the Registrant. Accordingly, there would be no compensation related to this transaction.

Allocation of Purchase Price Between the Preferred and Common Shares

         At June 30, 2004 the Registrant repurchased and retired 100% of all of the preferred shares outstanding, which, in turn, extinguished all rights of conversion, warrants and other rights associated with the preferred shares. The Registrant simultaneously repurchased all of the common shares owned by the preferred shareholder. The purchase price was a negotiated blended price of $4,488,000, paid in cash on June 30, 2004.

         The Registrant allocated the purchase price between the securities by developing a value for the preferred shares first, then applying the remainder to the common shares. The calculation of the value of the preferred shares was recorded at the midpoint of two valuation methods based on the preferred share agreement.

         One calculation was based on the buy back provision within the preferred share agreement which gave the Registrant the right to buy back the preferred shares within a two-year window, beginning on June 12, 2005. The buy back value of $3,632,000 is based on a 22% return on the original $2,000,000 investment commencing on June 26, 2002, the date of investment, through June 12, 2005. The Registrant present valued that amount using its current bank debt interest rate of 4.0% as the discount rate which produced a value of $3,497,000.

         The second valuation was performed by deriving the value of the $2,000,000 initial investment based on the required 22% annualized return, per the preferred shareholder's agreement, calculated from the date of investment to the date of the buy back. A 22% annualized return on an initial investment of $2,000,000 for two years would result in a value of $2,977,000.

         Since both approaches have an inherently logical methodology, the Registrant chose to average the two values and used $3,237,000 as the value for the preferred shares. The value of the common shares, $1,251,000, accordingly, was allocated the remainder of the negotiated repurchase price of $4,488,000.

17. SUBSEQUENT EVENTS

SALE OF NON-STANDARD PERSONAL AUTOMOBILE INSURANCE LINE, PAGE F-33

66. PLEASE PROVIDE TO US, MANAGEMENT'S JUSTIFICATION FOR REPORTING THE NON-STANDARD PERSONAL AUTOMOBILE INSURANCE LINE IN CONTINUING OPERATIONS. INCLUDE ANY REFERENCES TO THE APPLICABLE AUTHORITATIVE GUIDANCE THAT SUPPORTS THIS TREATMENT.

         RESPONSE: In accordance with SFAS 144, paragraph 42, the Registrant's personal automobile insurance line does not qualify as a discontinued operation because the Registrant does not meet the requirement of not having any significant continuing involvement in the operations of the component after the disposal transaction. The Registrant did not dispose of its unearned premium or reserves; therefore, the Registrant will continue to have significant involvement in this operation until substantially all of the reserves are either sold or run-off. The portion of the personal automobile line of business that was not sold is deemed to be abandoned. Accordingly, the Registrant followed the guidance of SFAS 144, paragraph 28. This interpretation was confirmed on a November 21, 2001 FASB meeting in which it was discussed that with regard to SFAS 144, paragraph 28, a component that will be abandoned through the run-off of operations should not be reported as a discontinued operation until all operations, including run-off operations, cease.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS, PAGE S-6

67. WE NOTE YOUR DISCLOSURE REGARDING THE INVESTMENTS IN SUBSIDIARIES. HOWEVER, WE WERE UNABLE TO RECONCILE THE TOTAL INVESTMENT AS OF DECEMBER 31, 2002 TO THE CONDENSED FINANCIAL STATEMENTS. PLEASE TELL US, SUPPLEMENTALLY HOW TO RECONCILE THIS NUMBER OR REVISE YOUR FINANCIAL STATEMENTS.

         RESPONSE: In response to the Staff's comment, the Registrant supplementally advises the Staff that the Investment in subsidiaries line of the Condensed Balance Sheet appearing on page S-2 reflects the Registrant's investments in all of its subsidiaries, whereas the disclosure in the Notes to Condensed Financial Statements on page S-6 reflects only the Registrant's investments in its insurance subsidiaries. The note disclosure on page S-6 is included for the purpose of informing the reader of the amount of Registrant's net assets subject to applicable insurance regulations, including restrictions on what can be transferred to the parent holding company.

EXHIBITS

68. WE NOTE THAT YOU HAVE NOT YET FILED SOME OF YOUR EXHIBITS. PLEASE BE AWARE THAT WHEN YOU FILE THE EXHIBITS, WE WILL NEED TIME TO LOOK AT THEM, AND WE MAY HAVE COMMENTS.

         RESPONSE: The Registrant understands and acknowledges that the Staff will need time to review additional exhibits once they are filed and may thereafter have comments relating thereto.

SIGNATURES

69. THE REGISTRATION STATEMENT SHOULD ALSO BE SIGNED BY THE REGISTRANT'S CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS REQUIRED TO SIGN THE REGISTRATION STATEMENT SHOULD INDICATE EACH CAPACITY IN WHICH THE REGISTRATION STATEMENT IS SIGNED.

         RESPONSE: In response to this comment, the signature page has been revised to indicate that the Registrant's Chief Financial Officer is the Registrant's principal accounting officer and is also signing the Registration Statement in such capacity.


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